Exhibit (g)

INVESTMENT MANAGEMENT AGREEMENT

This INVESTMENT MANAGEMENT AGREEMENT (this “Agreement”) dated as of May 1, 2007 is by and between PLAINFIELD DIRECT INC., a corporation organized under the laws of Delaware (the “Fund”), and PLAINFIELD ASSET MANAGEMENT LLC, a limited liability company organized under the laws of Delaware with its principal place of business in Greenwich, Connecticut (the “Investment Manager”).

WHEREAS, the Fund and the Investment Manager desire to enter into an agreement setting forth the terms on which the Investment Manager will perform certain services for the Fund;.

NOW, THEREFORE, in consideration of the mutual promises contained in this Agreement and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the Fund and the Investment Manager agree as follows:

Section 1. Retention of the Investment Manager.

The Fund hereby retains the Investment Manager and the Investment Manager hereby agrees to act as investment adviser of the Fund and to be responsible for the investment and reinvestment of the assets of the Fund, subject to the supervision of the Board of Directors of the Fund. All investment decisions for the Fund will be made by the Investment Manager. All investments of the Fund shall at all times conform to and be in accordance with the requirements imposed by (i) any provision of applicable law, including, without limitation, the Investment Company Act of 1940 (the “Investment Company Act”), and (ii) the provisions of this Agreement. As investment adviser for the Fund, the Investment Manager shall furnish continuous investment management to the Fund. The Investment Manager shall not be an employee of the Fund, and the Investment Manager shall have no authority to act for, represent, bind or obligate the Fund, except as provided for in this Agreement.

(a) The authority of the Investment Manager under this Agreement includes, without limitation, the authority to: (i) purchase, hold, sell, sell short, cover and otherwise deal in securities and financial instruments of any sort and rights therein, including, without limitation, restricted and privately issued securities, on margin or otherwise; (ii) write, purchase, hold, sell and otherwise deal in put and call options of any sort and in any combination thereof; (iii) purchase, hold, sell and otherwise deal in commodities, commodity contracts, commodity futures, financial futures and options in respect thereof; (iv) purchase, hold, sell and otherwise deal in currencies, options thereon and rights therein, including, without limitation, forward foreign currency exchange contracts; (v) purchase, hold, sell and otherwise deal in swap contracts, partnership interests, interests in other investment companies or any other financial instruments that exist now or are hereafter created; (vi) open, maintain and close cash and margin accounts with brokers; open, maintain and close bank accounts and draw checks or other orders for the payment of moneys; pledge securities for loans and borrow money, and enter into borrowing arrangements, from brokers, banks and other financial institutions; (vii) enter into, make and perform any other contracts, agreements or other undertakings it may deem necessary or advisable in conducting the business of the Fund, including, without limitation, contracts, agreements, or other undertakings with persons, firms or corporations affiliated with the Investment Manager, to the fullest extent permitted by applicable law, as may be necessary or proper in connection with the performance of the Investment Manager’s duties hereunder; (viii) on behalf of the Fund, vote, exercise consents and exercise all other rights pertaining to securities and other assets of the Fund; (ix) create, invest in or organize (alone or in conjunction with others, including, without limitation, to the extent permitted by applicable law, affiliates) or otherwise utilize special purpose subsidiaries or other special purpose investment vehicles, to access investments, in instances where the Investment Manager, in its sole discretion, determines that there is a potential tax, regulatory, finance, confidentiality or other advantage to such entity; and (x) otherwise act as the investment adviser for, and supervise and manage, the investment and reinvestment of the Fund’s assets.

(b) The Investment Manager shall endeavor to keep the assets of the Fund invested to such extent as it deems advisable from time to time but it may, if it deems advisable, maintain any portion of the assets of the Fund in cash. The investments and reinvestments made by the Investment Manager shall be based on such research and inquiries as the Investment Manager shall deem advisable. The investment and reinvestment of the Fund’s assets, including, without limitation, the purchase or sale of any securities or the incurrence of indebtedness on behalf of the Fund for investment and compliance purposes, either on a secured or unsecured basis, shall be exclusively within the discretion of the Investment Manager.

(c) In performing its duties under this Agreement, the Investment Manager shall at all times use all reasonable efforts to conform to, and act in accordance with, any requirements imposed by: (i) the provisions of the Investment Company Act and any rules or regulations in force thereunder; (ii) any other applicable provision of law or regulation; (iii) the provisions of this Agreement; (iv) the provisions of the Certificate of Incorporation and the By-Laws of the Fund, as such documents are amended from time to time; (v) the investment objectives, policies and restrictions applicable to the Fund as set out in any offering memorandum or registration statement of the Fund; and (vi) any policies, restrictions and determinations of the Board of Directors of the Fund.

Section 2. Compensation of the Investment Manager.

The Fund agrees to pay, and the Investment Manager agrees to accept, as compensation for the services provided by the Investment Manager under this Agreement a base management fee (the “Management Fee”) and an incentive fee (the “Incentive Fee”) as set out in this Section. The Fund will make any payments due under this Agreement to the Investment Manager or to the Investment Manager’s designee as the Investment Manager may otherwise direct. To the extent permitted by applicable law, the Investment Manager may, with the consent of the Board of Directors of the Fund, adopt a deferred compensation plan pursuant to which the Investment Manager may elect, to defer all or a portion of its fees under this Agreement for a specified period of time.

(a) The Management Fee will be calculated at an annual rate of 2.00% of the Fund’s net assets. For purposes of this Section, net assets means the Fund’s total assets less its total liabilities, as reflected on its balance sheet in accordance with generally accepted accounting principles. Until the Fund has completed its initial calendar quarter (which may be a partial quarter) commencing from the date (the “Commencement Date”) of the filing of the Fund’s notice to elect to be treated as a business development company, the Management Fee will be calculated based on the initial value of the net assets of Plainfield Direct LLC, a Delaware limited liability company, as disclosed in the statement of assets and liabilities at December 31, 2006, included in the Fund’s initial registration statement filed in connection with the Fund’s notice to elect to be treated as a business development company with the Securities and Exchange Commission (the “SEC”). Subsequently, the Management Fee will be paid quarterly in arrears based on the average of the net asset valuations at the end of the two immediately preceding calendar quarters. The Management Fee for any partial quarter, including, without limitation, the initial partial quarter commencing from the Commencement Date, will be appropriately pro rated.

(b) The Incentive Fee shall consist of two parts, as follows:

(i) One part (the “Income Fee”) will be calculated and payable quarterly in arrears based on the pre-Incentive Fee net investment income for the immediately preceding calendar quarter. For this purpose, “pre-Incentive Fee net investment income” means interest income, dividend income and any other income (including, without limitation, any other fees, such as commitment, origination, structuring, diligence and consulting fees and fees for providing significant managerial assistance or other fees that the Fund receives from portfolio companies) accrued by the Fund during the calendar quarter, minus the Fund’s operating expenses for the quarter (including, without limitation, the Management Fee, expenses payable under the administrative services agreement between the Fund and the Investment Manager, in its capacity as the Fund’s administrator (the “Administrative Services Agreement”), and any interest expense and dividends accrued or paid on any issued and outstanding preferred stock, but excluding the Incentive Fee). Pre-Incentive Fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-Incentive Fee net investment income, expressed as a rate of return on the value of the

Corporation’s net assets at the end of each calendar quarter (the “Income Return”), will be compared to a “hurdle” rate. For each calendar quarter, the hurdle rate (the “Quarterly Hurdle”), expressed as a percentage, will be 1.75%. The Fund will pay the Investment Manager an Income Fee with respect to the Fund’s pre-Incentive Fee net investment income in each calendar quarter. The Income Fee will be calculated as follows: (1) zero with respect to any calendar quarter in which the Income Return does not exceed the Quarterly Hurdle; (2) 100% of the Fund’s pre-Incentive Fee net investment income with respect to that portion of the Income Return, if any, that exceeds the Quarterly Hurdle but is less than or equal to 125% of the Quarterly Hurdle with respect to any calendar quarter; and (3) 20% of the amount of the Fund’s pre-Incentive Fee net investment income with respect to that portion of the Income Return, if any, that exceeds 125% of the Quarterly Hurdle with respect to any calendar quarter. These calculations will be (x) appropriately prorated for any partial quarter, including, without limitation, the initial partial quarter commencing from the Commencement Date, and (y) adjusted to reflect any increase or, as applicable, decrease in the Fund’s net assets arising from any share issuances or repurchases, respectively, during the current quarter

(ii) The second part of the Incentive Fee (the “Capital Gains Fee”) will be determined and payable in arrears as of the end of each fiscal year (or upon termination of this Agreement as set out below), commencing on the Commencement Date. The Capital Gains Fee will be calculated for any applicable fiscal year by subtracting:

(a)	the sum of the Fund’s cumulative aggregate realized capital losses and aggregate unrealized capital depreciation, from

(b)	the Fund’s cumulative aggregate realized capital gains,

in each case calculated from the Commencement Date. If such amount is positive at the end of the applicable year, then the Capital Gains Fee for such year will be equal to 20% of such amount; provided, however, that such Capital Gains Fee will be reduced by the aggregate amount of Capital Gains Fees paid in all prior years. If such amount is negative, then the Capital Gains Fee for such year will be equal to zero. In the event that this Agreement shall terminate as of a date that is not a fiscal year end, the termination date shall be treated as though it were a fiscal year end for purposes of calculating and paying a Capital Gains Fee. Schedule A to this Agreement sets out several examples of how the Capital Gains Fee will be calculated. For purposes of this Section 2(b)(ii):

(x)	The cumulative aggregate realized capital gains are calculated as the sum of the differences, if positive, between (i) the net sales price of each investment in the Fund’s portfolio when sold, and (ii) the accreted or amortized cost basis of such investment;

(y)	The cumulative aggregate realized capital losses are calculated as the sum of the differences, if negative, between (i) the net sales price of each investment in the Fund’s portfolio when sold, and (ii) the accreted or amortized cost basis of such investment; and

(z)	The aggregate unrealized capital depreciation is calculated as the sum of the differences, if negative, between (i) the valuation of each investment in the Fund’s portfolio as of the applicable Capital Gains Fee calculation date, and (ii) the accreted or amortized cost basis of such investment;

provided, however, that in each of (x), (y) and (z) the phrase “cost basis” is deemed to mean the acquisition cost of such investment as of the date of its acquisition by the Fund (including, if applicable, acquisition by any of the subsidiaries of the Fund); provided, however, that with respect to any investment held by the Fund or any subsidiaries of the Fund on the Commencement Date, “cost basis” shall be deemed to mean the fair value of such investment on the Commencement Date.

Section 3. Expenses.

The compensation of all investment professionals and other employees of the Investment Manager, when and to the extent engaged in providing investment advisory and management services hereunder, as well as the routine overhead expenses of such personnel allocable to such services, will be provided and paid for by the Investment Manager and not by the Fund. The Fund will bear all other costs and expenses of its operations and transactions, including, without limitation, those relating to:

(a) general expenses of the Fund: organization and offering expenses; fees and expenses of the independent directors, including, without limitation, the fees and expenses (other than compensation of any employees of the Investment Manager, except as provided by subparagraph (c) below) of any counsel, employees, experts or advisors of such independent directors; fees and expenses of the Board of Director’s Audit Committee, Nominating and Corporate Governance Committee, Compensation Committee and other committees (if any), including, without limitation, the fees and expenses of any counsel, employees, experts or advisors of the Board of Directors or any of its committees; the Fund’s fidelity bond, directors and officers and errors and omissions liability insurance, and any other insurance premiums; expenses in connection with calculating the Fund’s net asset value (including, without limitation, the cost and expenses of any independent valuation firm); transfer agent and custodial fees; federal, state and local taxes; and independent auditors and outside legal costs;

(b) expenses related to the Fund’s investments: expenses incurred by the Investment Manager payable to third parties, including, without limitation, agents, consultants or other advisors, in monitoring financial and legal affairs for the Fund and in monitoring the Fund’s investments and performing due diligence on its actual or prospective portfolio companies; interest payable on, and fees associated with, debt, if any, incurred to finance the Fund’s investments; investment advisory and management fees payable to the Investment Manager; transaction costs and other expenses of Fund investments, including, without limitation, broker-dealer commissions, costs of any trading firms as described in Section 4 below and costs of any hedging activities on behalf of the Fund; and any other fees and expenses, including, without limitation, indemnification payments permissible under applicable law, payable to third parties, including, without limitation, agents, consultants, finders, investment bankers or other advisors, relating to, or associated with, evaluating and making investments in actual or prospective portfolio companies; and

(c) expenses related to the administrative services provided to the Fund: amounts payable under the Administrative Services Agreement.

Section 4. Selection of Brokers and Custodians.

The Investment Manager is authorized to place orders to purchase or sell any securities or loans either directly with the issuer or with any broker or dealer (including, with respect to each provision of this Section 4, brokers or dealers that are associated with the Investment Manager). Subject to the other provisions of this paragraph, in placing orders with brokers and dealers, the Investment Manager will attempt to obtain the best price and the most favorable execution of its orders. In placing orders, the Investment Manager will consider the experience and skill of the firm’s securities traders as well as the firm’s financial responsibility and administrative efficiency. Consistent with this obligation, the Investment Manager may select brokers and dealers on the basis of the research, statistical and pricing services they provide, although the Fund or other clients of the Investment Manager may not necessarily, in any particular instance, be the direct or indirect beneficiary of the research services provided. Information and research received from such brokers and dealers will be in addition to, and not in lieu of, the services required to be performed by the Investment Manager under this Agreement. The Investment Manager may also hire separate independent trading firms to obtain better prices or execution, and such trading firms will be paid through additional commissions to be borne by the Fund. A commission paid to such brokers, or a mark-up or mark-down retained by such dealers (such commissions and mark-ups or mark-downs being hereinafter referred to collectively as “commissions”), may be higher than that which another qualified broker or dealer would have charged for effecting the same transaction, provided that the Investment Manager determines in good faith that any such commission is reasonable in terms either of the transaction or the overall responsibility of the Investment Manager to the Fund and its other clients and that the total commissions paid by the Fund are reasonable in relation to the benefits to the Fund over the long term. In addition, the Investment Manager is authorized to take into account the sale of shares of the Fund in allocating purchase and sale orders for portfolio securities to brokers or dealers, provided that the Investment Manager believes that the quality of the transaction and the cost of the commission are comparable to what they would be with other qualified firms. In no instance, however, will the Fund’s securities be purchased from or sold to the Investment Manager, or any affiliated person thereof, except to the extent permitted by SEC regulations or under applicable law.

Section 5. Liability of the Investment Manager; Indemnification.

The Investment Manager (and each of its officers, directors, managers, members, partners, agents, employees, controlling persons, shareholders and any other person or entity affiliated with the Investment Manager, including, without limitation, its general partner and the Fund’s administrator, each of whom shall be deemed a third party beneficiary hereof) (collectively, the “Indemnified Parties”) shall not be liable to the Fund for any action taken or omitted to be taken by the Investment Manager in connection with the performance of any of its duties or obligations under this Agreement or otherwise as an investment adviser of the Fund, except to the extent specified in Section 36(b) of the Investment Company Act concerning loss resulting from a breach of fiduciary duty (as the same is finally determined by judicial proceedings) with respect to the receipt of compensation for services, and the Fund shall indemnify, defend and protect the Indemnified Parties and hold them harmless from and against all damages, losses, liabilities, costs and expenses (including, without limitation, judgments, fines, reasonable attorneys’ fees and expenses, and amounts paid or to be paid in settlement) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including, without limitation, an action or suit by or in the right of the Fund or its security holders or any class action or suit) arising out of or otherwise based upon the performance of any of the Investment Manager’s duties or obligations under this Agreement or otherwise as an investment adviser of the Fund. Notwithstanding the preceding sentence to the contrary, nothing contained herein shall protect or be deemed to protect the Indemnified Parties against, or entitle or be deemed to entitle the Indemnified Parties to indemnification in respect of, any liability to the Fund or its security holders to which the Indemnified Parties would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of the Investment Manager’s duties or by reason of the reckless disregard of the Investment Manager’s duties and obligations under this Agreement (as the same shall be determined in accordance with the Investment Company Act and any interpretations or guidance by the Securities and Exchange Commission or its staff thereunder). The Fund shall, upon the request of an Indemnified Party and to the extent legally permissible, advance amounts in connection with its indemnification obligation; provided, however, that if it is later determined that such party was not entitled to be indemnified, then such party shall promptly reimburse the Fund for all advanced amounts.

Section 6. Responsibility of Dual Directors, Officers and/or Employees.

If any person who is an officer, director, manager, member, partner, agent, employee, shareholder or control person of the Investment Manager, or who is affiliated with the Investment Manager, is or becomes a director, officer or employee of the Fund and acts as such in any business of the Fund, then such person shall be deemed to be acting in such capacity solely for the Fund, and not as an officer, director, manager, member, partner, agent, employee, shareholder or control person of the Investment Manager or under the control or direction of the Investment Manager, even if paid by the Investment Manager.

Section 7. Other Activities of the Investment Manager.

The Investment Manager and any of its officers, directors, managers, members, partners, agents, employees, shareholders or control persons and affiliates (collectively, the “Affiliated Parties”) may conduct any other business, including, without limitation, any business within the investment management or securities industry, whether or not such business is in competition with the Fund. Without limiting the generality of the foregoing, any of the Affiliated Parties may act as general partner, investment adviser or investment manager for others, may manage funds, separate accounts or capital for others, may have, make and maintain investments in their own name or through other entities and may serve as a consultant, officer, director, manager, member, partner, agent, employee, shareholder or control person of one or more investment funds, partnerships, securities firms or advisory firms. Such other entities or accounts may have investment objectives or may implement investment strategies similar or different to those of the Fund. In addition, any of the Affiliated Parties may, through other investments, including, without limitation, other investment funds, have interests in the securities in which the Fund invests as well as interests in investments in which the Fund does not invest. Any of the Affiliated Parties may give advice or take action with respect to such other entities or accounts that differs from the advice given with respect to the Fund. To the extent a particular investment is suitable for both the Fund and other clients of the Affiliated Parties, such investments will be allocated between the Fund and the other clients in accordance with the policies and procedures of the Investment Manager or the other relevant Affiliated Party and applicable law. It is understood that directors, officers, employees and shareholders of the Fund are or may become interested in any of the Affiliated Parties, as officers, directors, managers, members, partners, agents, employees, shareholders or control persons or otherwise, and that each of the Affiliated Parties is or may become similarly interested in the Fund as shareholders or otherwise.

Section 8. Effectiveness, Duration, Termination and Assignment.

This Agreement shall become effective as of the first date above written. This Agreement shall remain in effect for two years, and thereafter shall continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually by (a) the vote of the Fund’s Board of Directors, or by the vote of a “majority of the outstanding voting securities” (as such term is defined in Section 2(a)(42) of the Investment Company Act) of the Fund, and (b) the vote of a majority of the Fund’s Directors who are not parties to this Agreement or “interested persons” (as such term is defined in Section 2(a)(19) of the Investment Company Act) of any such party, in accordance with the requirements of the Investment Company Act. This Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice, by the vote of a majority of the outstanding voting securities of the Fund, or by the vote of a majority of the Fund’s Directors, or by the Investment Manager. This Agreement will automatically terminate in the event of its “assignment” (as such term is defined for purposes of Section 15(a)(4) of the Investment Company Act and any rules, interpretations or guidance by the SEC or its staff thereunder). Notwithstanding the termination or expiration of this Agreement, the Investment Manager shall be entitled to any amounts owed under Section 2 through the date of termination or expiration, and Section 5 shall continue in full force and effect and the Indemnified Parties, and their representatives as and to the extent applicable, shall remain entitled to the benefits thereof.

Section 9. Notices.

Any notice under this Agreement shall be given in writing, addressed and delivered or mailed, postage prepaid, to the following respective addresses until a different address is specified in writing by a party to the other party:

To the Fund:

Plainfield Direct Inc.

55 Railroad Avenue

Greenwich, Connecticut 06830

Attention. Chief Operating Officer

To the Investment Manager:

Plainfield Asset Management LLC

55 Railroad Avenue, Plaza Level

Greenwich, Connecticut 06830

Attention. Chief Operating Officer

Section 10. Amendments.

This Agreement may be amended by mutual consent of the parties hereto, but the consent of the Fund must be obtained in conformity with the requirements of the Investment Company Act and any rules, interpretations or guidance by the SEC or its staff thereunder.

Section 11. Governing Law.

This Agreement and all performances hereunder shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflict of laws principles thereof.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PLAINFIELD DIRECT INC.

By:	/s/ Karen Dykstra
Karen Dykstra
Chief Financial Officer

PLAINFIELD ASSET MANAGEMENT LLC

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Managing Director

Schedule A

EXAMPLE OF INCENTIVE FEE CALCULATION

For purposes of determining any amount due under Section 2(b)(ii) of the Investment Management Agreement, the Capital Gains Fee shall incorporate unrealized depreciation (but not unrealized appreciation) on a gross investment-by-investment basis at the end of such year. Capital gains with respect to any investment will equal the difference between the proceeds from the sale of such investment and the accreted or amortized cost basis of such investment. Cost basis is deemed to mean the fair market value of such investment as of the date that is the later of (1) the Commencement Date and (2) the date of its acquisition by the Fund (including, if applicable, acquisition by any of the subsidiaries of the Fund).

Examples of Determination of Capital Gains Fee:

Example 1

Assumptions

•	Year 1: $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”)

•	Year 2: Investment A is sold for $50 million and fair market value (“FMV”) of Investment B determined to be $32 million

•	Year 3: FMV of Investment B determined to be $25 million

•	Year 4: Investment B sold for $31 million

The capital gains portion of the incentive fee, if any, would be:

•	Year 1: None

•	Year 2: Capital Gains Fee of $6 million

Formula equals: $30 million realized capital gains on sale of Investment A multiplied by 20%

•	Year 3: None

Formula equals: $5 million (20% multiplied by ($30 million cumulative realized capital gains less $5 million unrealized capital depreciation)) less $6 million (previous Capital Gains Fee paid in Year 2)1

•	Year 4: Capital Gains Fee of $200,000

Formula equals: $6.2 million ($31 million cumulative aggregate realized capital gains multiplied by 20%) less $6 million (capital gains fee paid in Year 2)

Example 2

Assumptions

•	Year 1: $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”)

•	Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million

•	Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million

•	Year 4: FMV of Investment B determined to be $35 million

•	Year 5: Investment B sold for $20 million

The capital gains portion of the incentive fee, if any, would be:

•	Year 1: None

•	Year 2: Capital Gains Fee of $5 million

Formula equals: $5 million (20% multiplied by $25 million ($30 million realized capital gains on Investment A less $5 million aggregate unrealized capital depreciation on Investment B))

•	Year 3: $1.4 million Capital Gains Fee

Formula equals: $6.4 million (20% multiplied by $32 million (cumulative aggregate realized capital gains of $35 million less unrealized capital depreciation of $3 million)) less $5 million capital gains fee paid in Year 2

•	Year 4: Capital Gains Fee of $0.6 million

Formula equals: $7 million (20% multiplied by cumulative aggregate realized capital gains of $35 million) less $6.4 million aggregate capital gains fee paid in Year 2 and Year 3

•	Year 5: None*

Formula equals: $5 million (20% multiplied by $25 million (cumulative aggregate realized capital gains of $35 million less cumulative realized capital losses of $10 million)) less $7 million aggregate Capital Gains Fees paid in Year 2 and Year 3 and Year 4

*	Note that, under these facts, at the end of Year 5, the cumulative aggregate capital gains fee received by the Investment Manager ($7 million) is effectively greater than $5 million (20% of cumulative aggregate realized capital gains less realized capital losses or net unrealized depreciation ($25 million)). However, by operation of the cumulative method of calculating the capital gains fee, on a going-forward basis no further capital gains fee could be taken by the Investment Manager until enough additional capital gains have been realized, net of any realized capital losses or net unrealized depreciation, to exceed the cumulative aggregate total of $35 million.

Example 3

Assumptions:

Year 1: $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”)

Year 2: Investment A sold for $35 million, FMV of Investment B determined to be $20 million

Year 3: FMV of Investment B determined to be $31 million

Year 4: Investment B sold for $35 million

The capital gains portion of the incentive fee, if any, would be:

Year 1: None

Year 2: $1 million Capital Gains Fee

Formula equals: $1 million: (20% multiplied by $5 million (cumulative realized capital gains on Investment A of $15 million minus unrealized capital depreciation on Investment B of $10 million))

Year 3: $2 million Capital Gains Fee

Formula equals: $3 million (20% multiplied by $15 million cumulative realized capital gains) less $1 million capital gains fee paid in Year 2

Year 4: $1 million Capital Gains Fee

Formula equals: $4 million (20% multiplied by $20 million cumulative aggregate realized capital gains) less $3 million aggregate Capital Gains Fees paid in Years 2 and 3 above

Examples of Determination of income fee:

The following notes apply to the examples of the determination of income fee below.

(1) The assumed hurdle rate is equal, in any given quarter, to one-fourth of 7%.

(2) Represents a 2.00% annualized management fee.

(3) Excludes organizational and offering expenses

(4) The “catch-up” provision is intended to provide our investment manager with an incentive fee of 20% on all of our pre-incentive fee net investment income as if a hurdle rate did not apply when our net investment income exceeds 125% of the hurdle rate in any calendar quarter. Accordingly, we pay the Investment Manager an incentive fee as follows: (1) no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate; (2) 100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 125% of the hurdle rate in any calendar quarter; and (3) 20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 125% of the hurdle rate in any calendar quarter. These calculations are appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter.

The following is a graphical calculation of the income-related portion of the incentive fee:

Quarterly Incentive Fee Based on Net Investment Income

Pre-incentive fee net investment income

(expressed as a percentage of the value of net assets)

Percentage of pre-incentive fee net investment income

allocated to income-related portion of incentive fee

Example 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%

Hurdle rate = 1.75%(1)

Management fee = 0.50%(2)

Other expenses (legal, accounting, custodian, transfer agent, etc.) = 0.20%(3)

Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 0.55%

The income portion of the incentive fee, if any, would be:

None. Pre-incentive net investment income does not exceed hurdle rate, therefore there is no income portion of the incentive fee.

Example 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.85%

Hurdle rate = 1.75%(1)

Management fee = 0.50%(2)

Other expenses (legal, accounting, custodian, transfer agent, etc.) = 0.20%(3)

Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 2.15%

The income portion of the incentive fee, if any, would be:

0.40% (100% × pre-incentive fee net investment income, subject to the “catch-up”(4)= 100% × (2.15% – 1.75%))

Example 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.00%

Hurdle rate = 1.75%(1)

Management fee = 0.50%(2)

Other expenses (legal, accounting, custodian, transfer agent, etc.) = 0.20%(3)

Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 2.30%

Catch-up = 2.1875% – 1.75% = 0.4375%

The income portion of the incentive fee, if any, would be: 0.46%

((100% × 0.4375%) + (20% × (2.30% – 2.1875%))

= 0.4375% + (20% × 0.1125%)

= 0.4375% + 0.0225%

= 0.46%